TEVA PHARMACEUTICALS EMBARKS ON STRATEGIC CORPORATE IDENTITY PROGRAM TO BUILD A GLOBAL BRAND

Jerusalem, February 24, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that it is embarking on a strategic enterprise-wide corporate identity program to build a global brand. This is the manifestation of the journey Teva embarked on two years ago, to differentiate itself based on the unique characteristics of the Company’s business model and create a new breed of healthcare company.

Teva, the world’s leading producer of medicines, is building on its strong global footprint, size and scale, to reinforce its focus on making these medicines more accessible. The company is taking this opportunity to reaffirm its commitment to placing people at its core to enable as many as possible to live better, healthier days.

This next phase of Teva’s evolution is signaled by the adoption of a new brand which is being introduced and embedded within the company over the next 12 months. The brand embodies a new promise, vision and identity for Teva and will bring to life the purpose and values the company has instilled in its employees.

As health care undergoes a period of rapid change, Teva is responding to the emerging needs of patients by crafting a portfolio of products and support services that have a place in every aspect of daily life.

“With 64 billion health-related Google searches per year, it is clear that people increasingly want to take better control of their own health and wellness, in ways that have not been possible through current offerings,” said Erez Vigodman, President and CEO of Teva. “As the provider of a world-class range of both generic and specialty medicines, and as a company that serves 200 million patients every day, we are in a unique position to meet the evolving needs of our patients, customers and the communities we serve and ultimately help enable better outcomes for health care overall.”

“This project is one part of a comprehensive plan that reflects the Company’s reinvention to be a strong brand with a unique portfolio of products and support services, creating best-in-class, sustainable solutions that help patients manage their overall health,” commented Iris Beck Codner, Group EVP, Corporate Marketing and Communications. ”As the industry, healthcare systems and people’s involvement in their health choices continue to evolve, Teva is working to leverage its unique position to address the emerging needs of patients.”

Teva plans to introduce the new brand to its 43,000 employees around the world prior to launching the brand externally. “Only when we are confident that all our employees are aligned around a shared purpose and how that should be reflected in how we think and how we act, will we be ready to externalize our new brand,” said Beck Codner.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisition of Allergan’s generics business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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